EXHIBIT 4.9



                            DATED 7th September 2000




                  (1)   THE GRAPHIC PALETTE
                        COMPANY (MANCHESTER) LIMITED

                  (2)   CORNBROOK PRECISION COLOUR LIMITED


                  (3)   DAVID MANTEL & JANE MANTEL


                  (4)   MORBRIA LIMITED




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                           SALE AND PURCHASE AGREEMENT

         ---------------------------------------------------------
















                               RICHARD SALEH & Co
                                   SOLICITORS
                                 DIDSBURY HOUSE
                                748 WILMSLOW ROAD
                                    DIDSBURY
                               MANCHESTER M20 2DW



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                                    I N D E X

DETAILS                                                              PAGE NO.
-------
PARTIES                                                                 1

OPERATIVE CLAUSES

      1. Interpretation                                                 1
      2. Agreement for Sale                                             4
      3. Purchase consideration                                         5
      4. Completion                                                     5
      5. Creditors & Liabilities                                        6
      6. Contracts                                                      7
      7. Employees                                                      9
      8. Value Added Tax                                                9
      9. Insurance                                                      9
      10.Title & Apportionments                                         9
      11.Warranties by the Vendor                                       9
      12.Warranties by the Purchaser                                    11
      13.Further Assurance                                              13
      14.Information                                                    13
      15.Announcements                                                  13
      16.Communications                                                 13
      17.Invalidity                                                     14
      18.Proper Law                                                     14
      19.General                                                        14

SCHEDULES

      1. Excluded Assets                                                15
      2. Company Information                                            15
      3. Vendor's Warranties                                            16
      4. Purchaser's Warranties                                         18
      5. Tax Deed                                                       23

APPENDICES

      1. Contracts                                                      26
      2. Register of Fixed Assets                                       26
      3. Intellectual Property                                          26
      4. Insurance Policies                                             26
      5. Employees                                                      26
      6. Apportionment of Consideration                                 27

AGREED FORM DOCUMENTS

      Assignment of Goodwill
      Service Agreement - David Mantel
      Service Agreement - Jane Mantel
      Purchaser's Disclosures
      Vendor's Disclosures

ATTESTATION                                                             28


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T H I S  A G R E M E N T  is made on  7th  September  2000
------------------------

B E T W E E N:-
-------------

(1) THE GRAPHIC PALETTE COMPANY (MANCHESTER) LIMITED (Company Number 2695597) whose registered office is at 1st Floor Didsbury House, 748 Wilmslow Road, Didsbury, Manchester M20 2DW ("the Vendor");

(2) CORNBROOK PRECISION COLOUR LIMITED (Company Number 3309140) whose registered office is at 14 Southern Road, Sale, Cheshire M33 6HQ ("the Purchaser");

(3)   DAVID MANTEL ("Mr.  Mantel") and JANE MANTEL  ("Mrs.  Mantel") both of
      ------------                     -----------
      14 Southern Road, Sale, Cheshire M33 6HQ (together referred to as "the Warrantors"); and

(4) MORBRIA LIMITED (Company Number 2692958) whose registered office is at 1st Floor Didsbury House, 748 Wilmslow Road, Didsbury, Manchester M20 2DW ("Morbria").

OPERATIVE PROVISIONS

1.    INTERPRETATION

1.1.  In this  Agreement  including the  Schedules  the following  words and
      expressions   have   the   following   meanings,   unless   they   are
      inconsistent with the context:-

      "the Accounts"       means the audited balance sheet as at the
                           Relevant Date and audited profit and loss accounts for the year ended on the Relevant Date of the Purchaser including the directors' and auditors' report and notes.

      "Assets" means the property, undertaking, assets and rights of the Business to be purchased by the Purchaser as described in clause 2.1 and shall include without limitation the Goodwill, the Plant and Machinery, the Stocks, the Contracts, the Records and the Intellectual Property Rights.

      "Book Debts"         means the trade debts owed to the Vendor at
                           the Effective Date in connection with the Business.

      "Business"           means the business of graphic reproduction carried on
                           by the Vendor at the Effective Date under its corporate name or a derivative thereof.

      "Business Day"       Monday to Friday excluding bank holidays.

      "CA 1985"            Companies Act 1985 (as amended).

      "Charges"            means  the  Mortgage  Debenture  dated  5  August
                           1993  granted  by the  Vendor  in  favour  of the
                           National   Westminster  Bank  Plc,  the  Mortgage
                           Debenture dated 18 July 1997 granted by the Vendor in favour of Glen Investment Limited and the Agreement dated 19 October 1998 granted by the Vendor catching all property


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                           charged by the Debenture dated 5 August 1993 in
                           favour of Natwest Off Shore Limited.

      "Completion"         means completion of the sale and purchase of the
                           Business and the Assets as provided in clause 4.

      "Contracts"          means the current contracts and engagements of the
                           Vendor in relation to the Business as listed in Appendix 1 but excluding contracts with employees.

      "Creditors"          means  the  aggregate  amount  owed  by the
                           Vendor in  connection  with the Business to or in
                           respect of trade  creditors  and accrued  charges
                           as  recorded  in  the  books  of  account  of the
                           Business  at the  Effective  Date  (which for the
                           avoidance   of  doubt  shall  not  include   hire
                           purchase liabilities).

      "Effective Date"     means the close of business midnight on 31st
                           August 2000.

      "Employees"          means the persons details of whom are listed in
                           Appendix 5 who, at the Effective Date, are employed by the Vendor for the purposes of the Business and "Employee" shall be construed accordingly.

      "Excluded Assets"    means the assets listed in Schedule 1 which
                           are owned by the Vendor but are excluded from the sale to the Purchaser.

      "FRS" A financial reporting standard issued by The Accounting Standards Board Limited or an SSAP.

      "Goodwill"           means  the  goodwill  and   undertaking   of  the
                           Vendor in relation to the Business, together with the exclusive right for the Purchaser or any member of the Purchaser's Group or its assignee to represent itself as carrying on the Business in succession to the Vendor, and the exclusive right (to the extent that the Vendor can grant the same) to use the name "Graphic
                           Colour" in connection with the Business.

      "Intellectual        means all  industrial and  intellectual  property
      Property Rights"     rights of the Vendor subsisting  in any part of the
                           world including, without limitation, patents, trade marks or trade names, service marks, designs, design rights and copyright including copyright in all computer software (in each case whether registered or not) and applications for the same and all Know-how and confidential information so owned and used in or for the purposes of the Business and including any intellectual property licenced for use in the Business from third parties or by the Vendor to third parties brief particulars of the principal such rights being set out without limitation in Appendix 3.

      "Interim Period"     the period from midnight on 31st August 2000
                           up to the close of business on the date of this Agreement.


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      "Know-how"           all   inventions,   discoveries,    improvements,
                           designs,  techniques,   computer  programmes  and
                           other processes and  information  (including that
                           comprised   in   or   derived   from    formulae,
                           techniques, designs, specifications, drawings, component lists, manuals, codes of practice, instructions and catalogues) used in respect of or relating to the Business.

      "Liabilities"        means all the liabilities of the Business (other than
                           the Creditors) outstanding at the Effective Date.

      "Planning Acts"      means the Town & Country Planning Acts for the
                           time being in force.

      "Plant and           means all plant, machinery, tools,
      Machinery"           equipment, vehicles and other chattels owned by the
                           Vendor at the Effective Date for the purpose of the Business as listed in Appendix 2.

      "the Properties"     means Block F Longford Trading Estate,
                           Stretford, Greater Manchester for which the Purchaser is negotiating the grant of a new lease in agreed terms ("the Lease"), to be completed at Completion or shortly thereafter.

      "Purchaser's         means the disclosures set out in the
      Disclosures"         disclosure letter in agreed form of today's date from
                           the Purchaser's Solicitors to the Vendor's Solicitors relating to the Purchaser's Warranties.

      "Purchaser's         means Rowley Dickinson of Halifax House,
      Solicitors"          93/101 Bridge Street, Manchester M3 2GX.

      "Purchaser's         means the warranties, representations and
      Warranties"          undertakings of the Purchaser and the Warrantors
                           contained in clause 12 of this Agreement and Schedule
                           4.

      "Regulations"        means the Transfer of Undertakings (Protection of
                           Employment) Regulations 1981 as amended by the Collective Redundancies and Transfer of Undertakings
                           (Protection of Employment) Amendment Regulations
                           1995.

      "Relevant Date"      means 29 February 2000.

      "Security Interest"  means any mortgage, standard security, pledge, lien, charge, floating charge, guarantee, assignment by way of security, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security.

      "Stocks" means the stocks, including goods or other assets purchased for re-sale, consumable stores, raw materials, work-in-progress and partly finished and finished goods, owned or used by the Vendor at the Effective Date for the purposes of or in connection with the Business, including items which, although subject to reservation of title by the sellers, are under the control of the Vendor as set out in Appendix 6.

      "Subsidiary"         means a subsidiary as defined in s.736 CA.

      "Tax Deed"           means the deed in the form set out in Schedule 5.

      "Taxation"           the same meaning as in the Tax Deed.

      "VATA"               Value Added Tax Act 1994.

      "Vendor's            means the disclosures set out in the disclosure
       Disclosures"        letter in agreed form of today's date from the
                           Vendor's Solicitors to the Purchaser's Solicitors relating to the Warranties.

      "Vendor's            means Richard Saleh & Co of Didsbury House,
       Solicitors"         748 Wilmslow Road, Didsbury, Manchester M20
                           2DW.

      "Vendor's            means the warranties, representations and
       Warranties"         undertakings of the Vendor contained in clause 11 of
                           this Agreement and Schedule 3.

      "Warranty Claim"     means any claim by either the Purchaser or the
                           Vendor for breach by the other of them of the applicable respective Warranties or covenants under the Tax Deed given by them.

1.2 All references to a statutory provision shall be construed unless the context otherwise requires as including references to:-

      (a)  any statutory modification, consolidation or re-enactment;

      (b)  all   statutory   instruments,   orders   or  other   subordinate
           legislation made pursuant to it;

      (c) any statutory provisions of which it is a modification, consolidation or re-enactment in force at any time prior to Completion.

1.3 Except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting any gender include all genders and words denoting persons include corporations unincorporated associations and partnerships and vice versa.

1.4 All the Schedules and Appendices annexed hereto form part of this Agreement. Unless otherwise stated, a reference to a clause, sub-clause, Schedule or Appendix is a reference to a clause or sub-clause of, or a Schedule or Appendix to this Agreement.

1.5 Clause headings are for ease of reference only and do not affect the construction of this Agreement.

1.6 References to the parties and any of them shall be deemed to include the respective legal personal representatives (if any), successors in title and assigns from time to time of those parties.

1.7 Where any obligation is taken on by more than one person such obligation shall unless otherwise expressly stated be joint and several.

1.8 Any document expressed to be "in agreed form" means a document in a form approved by (and for the purpose of identification signed by or on behalf of) all the parties hereto.


                                      -6-


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1.9   References to "the Properties" shall include all chattels of the Vendor affixed to such Properties.

2.    AGREEMENT FOR SALE

2.1 Subject to the terms and conditions of this Agreement, the Vendor with full title guarantee shall sell free from all Security Interests, to the Purchaser which shall purchase as at the Effective Date:-

      2.1.1the Business as a going concern; and

      2.1.2all the assets and rights owned by, or (although subject to reservation of title by the seller) under the control of, the Vendor used in the conduct of the Business including, but without limitation:

           (a)   the Goodwill;

           (b)   the Plant and Machinery;

           (c)   the Stocks;

           (d)   the benefit (but  subject to the burden) of the  Contracts;
                 and

           (e)   the Intellectual Property Rights

2.2 If any of the Stocks are subject to any reservation of title in favour of any third party, the Vendor will not be deemed to sell such Stocks with full title guarantee and the Vendor's right to possess, deal in and perfect the title to such Stocks will pass to the Purchaser to the greatest extent to which the Vendor is able to pass them on from the Effective Date.

2.3 The Excluded Assets are excluded from the sale and purchase under this Agreement.

2.4 It is further agreed that subject to the matters set out in clause 2.5 hereof during the Interim Period the Vendor shall be deemed to have been Agents for the Purchaser and carried on the Business for the benefit of the Purchaser and all assets, rights and liabilities acquired in the Interim Period shall be deemed to be the Purchaser's held on trust by the Vendor for the Purchaser.

2.5 The Vendor shall indemnify the Purchaser in respect of any liabilities, claims, costs or losses arising in consequence of the provisions of clause 2.4.

2.6 The parties agree that they will do all such further things and execute any documents as are necessary to put into effect the provisions of clause 2.4

2.7 The parties agree that where appropriate the provisions of this Agreement shall have retrospective effect.

2.8 Nothing in this Agreement shall have effect so as to transfer the Employees into the employment of the Purchaser until the day after the date of this Agreement.

3.    PURCHASE CONSIDERATION

3.1 The consideration for the sale by the Vendor of the Business and the Assets shall be the allotment of 15,001 ordinary shares of (pound)1.00 in the capital of the Purchaser, credited as fully paid and which will rank pari passu in all respects with the 5,000 ordinary shares of (pound)1.00 in the capital of the Purchaser presently vested in The Warrantors and comprising all the issued share capital of the Purchaser in issue at the date of allotment, save as regards any dividend declared or paid by reference to a record date which is prior to Completion.


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3.2   The Vendor hereby irrevocably and unconditionally directs that the allotment of shares pursuant to clause 3.1 shall be made in favour of Morbria (as the holding company of the Vendor) and the Purchaser hereby consents to the same.

3.3 The Vendor warrants to the Purchaser that the value of the Business and Assets hereby sold and purchased is as set out on the apportionment of consideration form set out in Appendix 6.

4.    COMPLETION
4.1 The sale and purchase of the Business and the Assets shall be completed immediately on the Effective Date whereupon all the matters set out in this clause 4 shall be effected.

4.2 The Vendor shall deliver to the Purchaser, at the principal office of the Business, such of the Assets as are capable of being transferred by delivery.

4.3   The Vendor deliver to the Purchaser:-

      4.3.1such documents as are required by the Purchaser's Solicitors to complete the sale and purchase of the Assets and vest title to the Assets in the Purchaser, including (but without limitation) assignments of Goodwill, Contracts and Intellectual Property Rights in the agreed form;

      4.3.2Stocks and other records, information relating to customers and suppliers (including without limitation a list of all the customers of the Business during the last two years, a list of purchasers to which outstanding quotations have been given and a list of unfulfilled orders as at the Effective Date) and other relevant documents and chattels which relate to the Business;

      4.3.3all its designs and drawings, plans, instructional and promotional material, sales publications, advertising materials, terms and conditions of sale and other technical material and sales matter which relate to the Business, together with any plates, blocks, negatives and similar material relating to them;

      4.3.4all records of National Insurance and PAYE relating to all the Employees duly completed and up to date;

      4.3.5certified extracts of Board Minutes of the Vendor approving the sale of the Assets and the Business on the terms of this Agreement; and

      4.3.6the Purchaser's Disclosures

4.4 Upon completion of the matters referred to above the Purchaser and the Warrantors shall deliver to the Vendor's Solicitors:-

      (a) the definitive certificates for all the Shares to be issued in accordance with clause 3 in favour of Morbria;

      (b)  the Tax Deed duly executed by the Company and the Warrantors;

      (c) the resignation of Jane Mantel from her position as Secretary of the Company;

      (d) the resignation of Frank Godfrey & Co from their position as Auditors of the Company such resignation to contain a statement as required by s.390(2) Companies Act 1985;

      (e) two service agreements in the agreed form duly executed by Mr. Mantel and Mrs Mantel respectively and by the Purchaser;


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      (f)  all tax files  and other  working  papers of the  Company  in the possession or under the control of Frank Godfrey & Co; and

      (g)  the Vendor's Disclosures.

4.5 The Purchaser shall not be obliged to complete the purchase of any of the Assets unless the purchase of all the Assets is completed in accordance with this Agreement.

4.6 The Purchaser may in its absolute discretion waive any requirement contained in clause 4.2 or 4.3 and the Vendor may in its absolute discretion waive any requirement contained in clause 4.4.

4.7 On the Effective Date, the parties shall enter into and duly execute a shareholders agreement in the agreed form.

4.8 Title to and risk in the Business and the Assets will pass to the Purchaser on the Effective Date.

4.9 At Completion, or as soon as practicable thereafter the parties shall use their reasonable endeavours to procure the completion of the Lease.

5.    CREDITORS AND LIABILITIES

5.1 The Vendor shall forthwith on Completion supply to the Purchaser full details of the Creditors.

5.2 The Vendor shall promptly discharge in full the Creditors and Liabilities and notwithstanding Completion shall be responsible for all debts payable by and claims outstanding against it at the Effective Date including all wages, accruals of holiday pay, sums payable under taxation statutes, rent and other expenses and whether or not due for payment at such date.

5.3   In addition to clause 5.2:-

      5.3.1The Vendor shall remain liable for claims by third parties in respect of any goods sold or any service supplied by the Vendor or any act or omission of the Vendor prior to the Effective Date or arising from defective products or parts acquired from the Vendor and subsequently sold by the Purchaser and the Vendor shall indemnify the Purchaser in full for all costs claims and other liabilities arising from such claims;

      5.3.2Upon becoming aware of any such claim the Vendor will promptly give notice of it to the Purchaser and shall not take any steps which might reasonably be expected to damage the commercial interests of the Purchaser or the Business without prior consultation in good faith with the Purchaser.

      5.3.3The Vendor shall indemnify the Purchaser in full against claims by third parties arising from defective products which may be brought against the Purchaser in respect of sales occurring before the Effective Date which relate to the Business.

5.4 The liability of the Vendor under clause 5.3.1 shall extend to any settlement of a claim (including costs) made with the approval of the Purchaser.

5.5 If the Vendor considers that it is desirable to take preventative action with a view to avoiding claims under clause 5.3.1 the Vendor shall bear the cost of that action.

5.6 The Purchaser shall take all reasonable steps to perform, in accordance with its normal business standards, the obligations of the Vendor to provide after sales service or to meet warranty claims of customers arising in the normal course of the Business as a result of transactions carried out by the Vendor prior to the Effective Date, insofar as the same are

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      required by the standard conditions of sale of the Business, copies of which have been produced to the Purchaser. The Vendor shall reimburse to the Purchaser on a monthly basis on demand the costs incurred by the Purchaser in carrying out its obligations under this sub-clause.

5.7 Nothing in this Agreement shall make the Purchaser liable in respect of anything done or omitted to be done up to the Effective Date by the Vendor in relation to the use of the Assets or the carrying on of the Business generally up to the Effective Date and the Vendor shall fully and effectively indemnify the Purchaser in respect of any liability (which liability shall include, without limitation, all losses, costs, claims, expenses, damages, legal and other professional fees and expenses on an indemnity basis) which it may incur directly or indirectly as a result of anything so done or omitted to be done.

6.    CONTRACTS

6.1 The Purchaser shall perform and discharge the outstanding obligations and liabilities of the Vendor under the Contracts, except for any obligations or liabilities attributable to a breach thereof by or on behalf of the Vendor.

6.2 Upon request by the Purchaser, the Vendor shall enter into an assignment or novation of any of the Contracts.

6.3 Insofar as the benefit (subject to the burden) of any of the Contracts cannot be transferred by the Vendor to the Purchaser except by way of an agreement or novation or with consent to the assignment from a third party, then this Agreement will not operate to transfer the benefit of any such Contract and:-

      6.3.1the Vendor will, at its expense and when required to do so by the Purchaser, use its best endeavours (with the co-operation of the Purchaser) to procure that such Contracts are novated or assigned or consent is obtained as soon as is reasonably practicable (provided that the Purchaser will not be obliged to make any payment, give any security or provide any guarantee as the basis for any such novation, assignment or consent);

      6.3.2subject to Clause 6.3.1, unless and until any such Contracts are novated or assigned or consent is obtained, the Vendor will continue its corporate existence, will hold the benefit of such Contracts upon trust for the Purchaser absolutely and will account to the Purchaser for any sums or any other benefits received by the Vendor in relation thereto without any deduction or withholding of any kind;

      6.3.3subject to Clause 6.3.1, the Purchaser will, as the Vendors' agent, perform all the obligations of the Vendor relating to the period after Completion;

      6.3.4subject to Clause 6.3.1, unless and until any such Contracts are novated or assigned or consent is obtained, the Vendor will act in accordance with the reasonable directions of the Purchaser in all matters relating to such Contracts for so long as the Vendor is required and authorised to do so by the Purchaser.

6.4 If notwithstanding the best endeavours of the Vendor pursuant to Clause 6.3.1, the rights and obligations of the Vendor under any Contract sold to the Purchaser cannot be transferred to the Purchaser whether by way of novation or assignment or because any necessary consent is not forthcoming or is refused or otherwise not obtained on terms reasonably satisfactory to the Purchaser within 20 (twenty) business days of having been sought, then the Purchaser will be entitled by notice in writing to the Vendor to require the Vendor either to terminate the relevant Contract or to exclude the same from the Assets whereupon the Vendor will fully and effectively indemnify the Purchaser against any liability or obligation in respect of such Contract and all losses or costs, claims, expenses, damages (including legal and other professional expenses) arising from such Contract or its termination or exclusion from this Agreement.

7.    EMPLOYEES

7.1 All salaries and other emoluments, including holiday pay and accruals thereof, tax and national insurance payments and contributions to retirement benefit schemes, relating to the Employees shall be borne by the Vendor up to the Effective Date and whether or not due for payment at such date and all necessary apportionments shall be made. The Vendor will keep the Purchaser indemnified against any such payments and tax.

7.2 The Vendor will keep the Purchaser indemnified in full against all actions, proceedings, costs, claims, demands, awards, fines, orders, expenses and liabilities whatsoever (including legal and other professional fees and expenses) whenever arising, directly or indirectly, in connection with:-

      7.2.1the termination of the employment of any of the Employees (whether or not terminated by the giving of notice and, if by the giving of notice, whenever that notice expires) by the Vendor up to and including the Effective Date or of any other employees of the Vendor whether before, on, or after the Effective Date;

      7.2.2any act or omission of the Vendor up to and including the Effective
           Date in respect of the employment of the Employees by the Vendor and any claim by any person other than any Employee relating to that person's employment by the Vendor; and

      7.2.3any of the Employees not wishing to relocate to the Purchaser's current premises.

7.3 If any contract of employment of a person who is not one of the Employees is deemed to have been effected between the Purchaser and such person as a result of the provisions of Regulation 5 of the Regulations, then:-

      7.3.1the Purchaser may, within twenty (20) Business Days of becoming aware of the application of Regulation 5 during such Contract, terminate such contract;

      7.3.2the Vendor will indemnify the Purchaser in full against any actions, proceedings, costs, claims, demands, awards, fines, orders, expenses and liabilities whatsoever (including legal and other professional fees and expenses) in relation to such person whether arising directly or indirectly out of or in connection with such termination or otherwise, and against any sums payable to or in relation to such person in respect of his employment after the Effective Date to the date of such termination; and

      7.3.3when reasonably required to do so by the Purchaser the Vendor will assist the Purchaser in taking and/or defending any proceedings by and/or against the Purchaser in connection with the termination of such contract of employment.

7.4 The Purchaser shall subject as above indemnify the Vendor against each and every cost claim liability expense or demand arising from:

      7.4.1any claim or allegation by an Employee transferring to the Purchaser
           (a "Transferring Employee") that in consequence of the sale of the Business to the Purchaser there has been or will be a substantial change in such Employee's working conditions to his detriment (except for any refusal by any of the Employees to relocate to the Properties in respect of which refusal the Vendor shall indemnify the Purchaser in the manner set out in clause 7.3.2); and

      7.4.2any act or omission of the Purchaser in relation to a Transferring
           Employee occurring after the date of Completion and against any claim for redundancy payments or protective awards and any liability for wrongful dismissal or unfair dismissal or otherwise in connection with the transfer of the employment of the Transferring Employees to the Purchaser.

8.    VALUE ADDED TAX

8.1 The parties shall use all reasonable endeavours to procure that the sale of the Business is deemed to be a transfer of a business as a going concern for the purposes of the Value Added Tax Act 1994 and Article 5 of the Value Added Tax (Special Provisions) Order 1992.

8.2 The Vendor and the Purchaser represent, warrant and undertake to each other that they are duly and properly registered for the purposes of VAT.

8.3 The Vendor shall on Completion deliver to the Purchaser all the records of the Business for value added tax purposes which are required by the Value Added Tax Act 1994 s.49(1)(b) to be preserved by the Purchaser and shall not thereafter make an application to H.M. Customs and Excise under s.49(1)(b) that such records should be preserved by the Vendor.

8.4 The Purchaser shall for a period of not less than 6 years from the Effective Date preserve the records delivered to it by the Vendor and, upon reasonable notice, make them available to the Vendor or its agents during normal business hours.

9.    INSURANCE

9.1 The Vendor undertakes to the Purchaser that it will notify the interest of the Purchaser to the relevant insurers and keep in force its existing insurance policies in respect of the Assets for a period of 30 days from today's date, the Purchaser paying the proportion of the insurance premiums from the Effective Date until the cancellation of the relevant policies.

9.2 The Purchaser shall have the benefit of any insurance monies which become payable in respect of any of the Assets after the Effective Date.

10.   TITLE AND APPORTIONMENTS

The Vendor shall take all necessary steps and co-operate fully with the Purchaser to ensure that it obtains the full benefit of the Business and Assets and shall execute such documents and take such other steps (or procure other necessary parties so to do) as are necessary or appropriate for vesting in the Purchaser all its rights and interests in the Assets.

11.   WARRANTIES BY THE VENDOR

11.1 The Vendor warrants represents and undertakes to the Purchaser and to the Warrantors that:-

      11.1.1     save  as  fully  and  fairly   set  out  in  the   Vendor's
                 Disclosures, the Vendor's Warranties are true and accurate in all respects;

      11.1.2 the Vendor's Disclosures are true complete and accurate in all material respects and fully, clearly and accurately disclose every matter to which they relate;

      11.1.3 no event has occurred on or before the date of this Agreement which would cause the crystallisation of the floating charges over the Assets created by the Charges and the Vendor has taken no steps itself to crystallise the Charges; and

      11.1.4 the Vendor will use all reasonable endeavours to obtain the consent where requisite from the respective holders of the Charges to the sale of the Business and the Assets.

11.2  The Vendor:-

      11.2.1 agrees that the Purchaser is entering into this Agreement in reliance on each of the Vendor's Warranties, and that save as provided in clause 11.1.1 no information of which the Purchaser has knowledge (actual or constructive) will prejudice any claim made by the Purchaser in respect of the Vendor's Warranties or will operate to reduce any amount recoverable in respect of any breach of any of the Vendor's Warranties or will operate to prevent any claim being made by the Purchaser for any breach by the Vendor of the covenants implied by the Law of Property (Miscellaneous Provisions) Act 1994;

      11.2.2 will indemnify the Purchaser in full against all costs and expenses (including legal costs) which it may incur, either before or after the commencement of any action, directly or indirectly as a result of any breach of any of the Warranties;

      11.2.3     undertakes  to  disclose   immediately   to  the  Purchaser
                 anything which comes to its notice which is or may be a breach of any of the Vendor's Warranties; and

      11.2.4 undertakes that, in the event of any claim being made against the Vendor whether under the Vendor's Warranties or otherwise in connection with the sale of the Business or the Assets to the Purchaser, the Vendor will not make any claim against any of the Employees on whom it may have relied before agreeing to any term of this Agreement or authorising any statement in the Disclosures.

11.3 Without restricting the rights of the Purchaser or the ability of the Purchaser to claim damages on any basis available to it, the Vendor undertakes to the Purchaser that in the event of a breach of any of the Vendor's Warranties the Vendor will, forthwith on demand by the Purchaser, pay to the Purchaser or, in the case of a liability to another person which has not been discharged, the person to whom the liability has been incurred, the full amount of any shortfall or diminution of the value of any of the Assets or the full amount of any liability of the Purchaser which was incurred by it as a result of or in relation to any act, matter, thing or circumstance constituting a breach of the Vendor's Warranties.

11.4 Each of the Vendor's Warranties will be construed as a separate warranty and will not be limited or restricted by reference to, or inference from, the terms of any other warranty or any other term of this Agreement.

11.5 The rights and remedies of the Purchaser in respect of any breach of the Vendor's Warranties shall not be affected by Completion, by any investigation made by or on behalf of the Purchaser into the affairs of the Vendor, by the Purchaser failing to exercise or delaying the exercise of any of its rights or remedies or by any other event or matter whatsoever except a specific and duly authorised written waiver or release.

11.6 Where any Vendor's Warranty refers to the awareness, knowledge, information or belief of the Vendor, the Vendor undertakes that it has and it shall be deemed to have made a made full enquiry into the subject matter of the Vendor's Warranty.

11.7 The Vendor shall not be liable under this Agreement in respect of any claim:

      11.7.1 unless notice of it is given in writing by the Purchaser to the Vendor setting out full particulars of the grounds on which such claim is based within 24 months following the Effective Date;

      11.7.2 unless the aggregate amount of all claims for which the Vendor would otherwise be liable under this Agreement exceeds (pound)10,000 but if liability exceeds that figure THen all claims, including claims previously notified, shall accrue against the Vendor; and

      11.7.3 to the extent that the aggregate amount of the liability of the Vendor for all claims made under this Agreement would thereby exceed(pound)100,000; or

      11.7.4 unless the amount of the liability of the Vendor for an individual claim (or series of related claims with respect to related facts or circumstances) exceeds (pound)1,000.

11.8 The Purchaser shall at the cost of the Vendor procure that all reasonable steps are taken and use its reasonable endeavours to avoid or mitigate any loss or liability which might give rise to a claim under this Agreement.

11.9 Where the Purchaser has or may have a claim against a third party in relation to any matter (where appropriate) or event which may give rise to a claim under this Agreement, the Purchaser shall at the cost of the Vendor procure that all reasonable endeavours are used to recover any amounts due from any such third party and shall forthwith upon such recovery reimburse the Vendor the lesser of (i) the amount paid by the Vendor under this Agreement and (ii) the amount so recovered (less the costs of such recovery where applicable).

11.10 The Purchaser shall not have any claim whatsoever against the Vendor in respect of any breach of any of the Vendor's Warranties:

      11.10.1 if and to the extent that such breach or claim would not have arisen but for any voluntary act, omission, transaction or arrangement after the Effective Date by the Purchaser or any person connected with it.

      11.10.2 to the extent that such breach or claim relates to any loss which is recovered by the Purchaser or the Business from their insurers;

      11.10.3 to the extent that it relates to any matter provided for, noted, included as a liability or disclosed by or in the Principal Accounts;

      11.10.4 in respect of any liability for taxation on profits of the Business arising in the ordinary course of business after Completion.

11.11 The Purchaser shall but without prejudice to its rights to claim:

      11.11.1 as soon as practicable notify the Vendor in writing of any relevant claim under the Vendor's Warranties; and

      11.11.2 at all times disclose in writing to the Vendor all available information and documents relating to any claim under the Vendor's Warranties provided always that no failure on the part of the Purchaser under clause 11 shall in any way affect the entitlement of the Purchaser to claim and be compensated or otherwise reimbursed hereunder.

11.12 The Purchaser hereby acknowledges that it does not enter into this Agreement in reliance on any warranties, representations, covenants or undertakings howsoever or to whomsoever made except in so far as such are embodied in the Vendor's Warranties, representations, covenants and undertakings on the part of the Vendor contained in this Agreement.

12.   WARRANTIES BY THE PURCHASER

12.1 The Purchaser and the Warrantors warrant represent and undertakes to the Vendor that:-

      12.1.1     save  as  fully  and  fairly  set  out in  the  Purchaser's
                 Disclosures,   the  Purchaser's  Warranties  are  true  and
                 accurate in all respects.

      12.1.2 the Purchaser's Disclosures are true complete and accurate in all respects and fully, clearly and accurately disclose every matter to which they relate.

12.2  The Purchaser:-
      12.2.1 agrees that the Vendor is entering into this Agreement in reliance on each of the Purchaser's Warranties, and that save as provided in clause 12.1.1 no information of which the Vendor has knowledge (actual or constructive) will prejudice any claim made by the Vendor in respect of the Purchaser's Warranties or will operate to reduce any amount recoverable in respect of any breach of any of the Purchaser's Warranties or will operate to prevent any claim being made by the Purchaser for any breach by the Purchaser of the covenants implied by the Law of Property (Miscellaneous Provisions) Act 1994;

      12.2.2 will indemnify the Vendor in full against all costs and expenses (including legal costs) which it may incur, either before or after the commencement of any action, directly or indirectly as a result of any breach of any of the Purchaser's Warranties;

      12.2.3 undertakes to disclose immediately to the Purchaser anything which comes to its notice which is or may be a breach of any of the Purchaser's Warranties.

12.3 Without restricting the rights of the Vendor or the ability of the Vendor to claim damages on any basis available to it, the Purchaser undertakes to the Vendor that in the event of a breach of any of the Purchaser's Warranties the Purchaser will, forthwith on demand by the Vendor, pay to the Vendor or, in the case of a liability to another person which has not been discharged, the person to whom the liability has been incurred, the full amount of any shortfall or diminution of the value of any of the assets of the Purchaser or the full amount of any liability of the Vendor which was incurred by it as a result of or in relation to any act, matter, thing or circumstance constituting a breach of the Purchaser's Warranties.

12.4 Each of the Purchaser's Warranties will be construed as a separate warranty and will not be limited or restricted by reference to, or inference from, the terms of any other warranty or any other term of this Agreement.

12.5 The rights and remedies of the Vendor in respect of any breach of the Purchaser's Warranties shall not be affected by Completion, by any investigation made by or on behalf of the Vendor into the affairs of the Purchaser, by the Vendor failing to exercise or delaying the exercise of any of its rights or remedies or by any other event or matter whatsoever except a specific and duly authorised written waiver or release.

12.6 Where any Purchaser's Warranty refers to the awareness, knowledge, information or belief of the Purchaser, the Purchaser undertakes that it has and it shall be deemed to have made a made full enquiry into the subject matter of the Warranty.

12.7 The Purchaser shall not be liable under this Agreement in respect of any claim:

      12.7.1 unless notice of it is given in writing by the Vendor to the Purchaser setting out full particulars of the grounds on which such claim is based within 24 months following the Effective Date;

      12.7.2 unless the aggregate amount of all claims for which the Purchaser would otherwise be liable under this Agreement exceeds (pound)10,000 but if liability exceeds that figure THen all claims, including claims previously notified, shall accrue against the Purchaser; and

      12.7.3 to the extent that the aggregate amount of the liability of the Purchaser for all claims made under this Agreement would thereby exceed(pound)40,000; or

      12.7.4 unless the amount of the liability of the Purchaser for an individual claim (or series of related claims with respect to related facts or circumstances) exceeds (pound)1,000.

12.8 The Vendor shall at the cost of the Purchaser procure that all reasonable steps are taken and use its reasonable endeavours to avoid or mitigate any loss or liability which might give rise to a claim under this Agreement.

12.9 Where the Vendor has or may have a claim against a third party in relation to any matter (where appropriate) or event which may give rise to a claim under this Agreement, the Vendor shall at the cost of the Purchaser procure that all reasonable endeavours are used to recover any amounts due from any such third party and shall forthwith upon such recovery reimburse the Purchaser the lesser of (i) the amount paid by the Purchaser under this Agreement and (ii) the amount so recovered (less the costs of such recovery where applicable).

12.10 The Vendor shall not have any claim whatsoever against the Purchaser in respect of any breach of any of the Purchaser's Warranties:

      12.10.1 if and to the extent that such breach occurs as a result of any legislation or enactment not in force at the date hereof or without prejudice to the foregoing any increase in the rates, method of calculation or scope of taxation after the Relevant Date or any change in generally accepted accounting practice after the Relevant Date; or

      12.10.2 if and to the extent that such breach or claim would not have arisen but for any voluntary act, omission, transaction or arrangement after the Effective Date by the Vendor or any person connected with it.

      12.10.3 to the extent that such breach or claim relates to any loss which is recoverable by the Vendor or the Business from their insurers;

      12.10.4 to the extent that it relates to any matter provided for, noted, included as a liability or disclosed by or in the Principal Accounts;

      12.10.5 in respect of any liability for taxation on profits of the Business arising in the ordinary course of business after Completion.

12.11 The Vendor shall but without prejudice to its rights to claim:

      12.11.1 as soon as practicable notify the Purchaser in writing of any relevant claim under the Purchaser's Warranties; and

      12.11.2 at all times disclose in writing to the Purchaser all available information and documents relating to any claim under the Purchaser's Warranties provided always that no failure on the part of the Vendor under clause 12 shall in any way affect the entitlement of the Vendor to claim and be compensated or otherwise reimbursed hereunder.

12.12 The Vendor hereby acknowledges that it does not enter into this Agreement in reliance on any warranties, representations, covenants or undertakings howsoever or to whomsoever made except in so far as such are embodied in the Purchaser's Warranties, representations, covenants and undertakings on the part of the Purchaser contained in this Agreement.

13.   FURTHER ASSURANCE

13.1 At all times after the date of this Agreement each party shall where appropriate itself execute and use its best endeavours to execute such documents and do such acts and things as any other party may reasonably require for the purpose of giving to that other party the full benefit of those provisions of this Agreement as are for the benefit of such other party.

13.2 The Vendor and the Purchaser shall at all times in the future take all necessary steps and co-operate fully with each other to ensure that the full benefit and burden of the Business, the Contracts and the Assets shall be transferred to the Purchaser and shall execute such documents and take such other steps (or procure other necessary parties so to do) as are necessary or appropriate for vesting in the Purchaser all rights and interests in the Assets the Contracts and the Business.

14.   INFORMATION

The Vendor shall preserve all information, records and other documents relating to the Excluded Assets for a period of not less than 6 years and upon reasonable notice by the Purchaser make such information, records and documents available for inspection by the Purchaser or their authorised agents at reasonable times during normal business hours.

15.   ANNOUNCEMENTS

No announcement of any kind shall be made in respect of the subject matter of this Agreement except as specifically agreed between the Vendor and the Purchaser, or if an announcement is required by law or the Stock Exchange or any other regulatory body. Any announcement by either party shall in any event be issued only after prior consultation with the other.

16.   COMMUNICATIONS

16.1 All communications between the parties with respect to this Agreement shall be in writing and be delivered by hand or sent by facsimile or by first-class post to the address of the addressee as set out in this Agreement, or to such other address (being in Great Britain) as the addressee may from time to time have notified in writing for the purpose of this clause or sent by facsimile transmission (with confirmation by letter posted first-class within 24 hours) using a facsimile number then used by the recipient at an address which could have been used for service or in each case to such person as the other may from time to time notify in writing by post.

16.2  Communications shall be deemed to have been received:

      16.2.1 if sent by first class post: 2 business days after posting exclusive of the day of posting;

      16.2.2     if delivered by hand: on the day of delivery;

      16.2.3     if  sent  by  facsimile   transmission:   at  the  time  of
                 transmission.

16.3 Communications addressed to the Vendor shall be marked for the attention of Robert Dillon and communications addressed to the Purchaser shall be marked for the attention of David Mantel.

16.4  In proving service:-

      16.4.1 by delivery by hand: it shall be necessary only to produce a receipt for the communication signed by or on behalf of the addressee; or

      16.4.2 by post or facsimile transmission: it shall be necessary only to prove that the communication, or letter of confirmation, was contained in an envelope which was duly addressed and posted in accordance with this clause.

17.   INVALIDITY

If any term or provision in this Agreement shall in whole or in part be held to any extent to be illegal or unenforceable under any enactment or rule of law, that term or provision or part shall to that extent be deemed not to form part of this Agreement and the enforceability of the remainder of this Agreement shall not be affected.

18.   PROPER LAW

The construction, validity and performance of this Agreement shall be governed by the laws of England and the parties hereby submit to the non-exclusive jurisdiction of the English Courts.

19.   GENERAL

19.1 No purported variation of this Agreement shall be effected unless made in writing and signed by each party hereto.

19.2 Any waiver or forbearance by either party of any right under this Agreement in any one instance shall not be deemed or construed to be a waiver of such right or any similar instance (or indeed any other matter) in the future or of any subsequent breach hereof nor shall it prevent the subsequent enforcement of that right.

19.3 This Agreement shall be binding upon each party's permitted assigns and no assignment of this Agreement shall be permitted without the prior written consent of the other party.

19.4 All expenses incurred by or on behalf of the parties, including all fees of agents, solicitors, accountants, employed by either of the parties in connection with the negotiation, preparation and execution of this Agreement shall be borne solely by the party which incurred them.

19.5 The Purchaser and the Warrantors warrant to the Vendor (upon which warranty the Vendor relies in entering into this Agreement) that neither the Purchaser nor the Warrantors are aware of any matter or thing (other than as set out in the Vendor's Disclosures) which is inconsistent with any of the Vendor's Warranties.

19.6 The Vendor warrants to the Purchaser and the Warrantors (upon which warranty the Purchaser and the Warrantors rely in entering into this Agreement) that the Vendor is not aware of any matter or thing (other than as set out in the Purchaser's Disclosures) which is inconsistent with any of the Purchaser's Warranties.

19.7 It is hereby certified that the transaction hereby effected does not form part of a larger transaction or of a series of transactions in respect of which the amount or value or the aggregate amount or value of the consideration exceeds the sum of Sixty thousand pounds ((pound)60,000).

IN WITNESS the parties have executed this Agreement as a Deed the day and year first before written

                                   SCHEDULE 1
                                 EXCLUDED ASSETS

1.    Book Debts

2.    Cash in hand or at the Bank as at the Effective Date

3. Any amounts recoverable in respect of taxation attributable to periods ended on or before the Effective Date.

4.    All assets relating to the Vendor's multimedia business


                                   SCHEDULE 2
                                 COMPANY DETAILS

Company Name              Cornbrook Precision Colour Limited

Company Number            03309140

Date of incorporation     29 January 1997

Authorised Share Capital  20,001 ordinary shares of(pound)1.00

Issued Share Capital      5,000 ordinary shares of(pound)1.00

Registered Office         14 Southern Road, Sale, Cheshire M33 6HQ

Directors                 Mr. Mantel and Mrs Mantel

Secretary                 Mrs Mantel

                                   SCHEDULE 3
                               VENDOR'S WARRANTIES

1     VALIDITY OF THIS AGREEMENT

1.1 The Vendor is entitled to enter into this Agreement with the Purchaser

1.2 The signature execution and performance of this Agreement and all documents ancillary to it by the Vendor has been duly authorised by all necessary acts of the Vendor and its board of directors

2     TITLE TO ASSETS

All of the Assets:

2.1 are in the legal and beneficial ownership of the Vendor free from any encumbrance and from any contract to grant the same

2.2   are situated at the Property

2.3   are not to any extent surplus to requirement and

2.4 comprise all the assets now used in the Business and are sufficient for the normal running of the Business

2.5   are free from any dispute or claim

3     STOCKS

3.1 The items included in the Stocks are fit for their intended purpose and are of satisfactory quality, are not obsolete slow moving or likely to realise less than book value and are sufficient for the normal requirements of the Business and none of the Contracts is likely to result in this being untrue

4     EQUIPMENT

All of the items comprising the Equipment:

4.1   are  in  a  good  and  safe   state  of  repair  and   condition   and
      satisfactory working order; and

4.2 are adequate and not surplus to the requirements of the Business and are sufficient for the normal running of the Business and not expected to require replacement or substantial repair within a period of 6 months after the Effective Date

5     LITIGATION AND DISPUTES

5.1 Neither the Vendor, Morbria nor any other person for whose acts or defaults the Vendor may be vicariously liable in relation to the Business is engaged or concerned or involved (whether as plaintiff defendant or other party) in any civil criminal tribunal arbitration or other proceedings which relate to the Business nor are any such proceedings pending so far as the Vendor is aware.

5.2 As far as the Vendor is aware, no governmental or official investigation or enquiry concerning the Business is in progress or pending and there are no facts or circumstances known to the Vendor which are likely to give rise to any such investigation or enquiry

6     CONDUCT OF BUSINESS

In the last 12 months:-

6.1 the Business has been continued in the ordinary and normal course as regards its nature extent and manner of carrying it on; and

6.2 there is no borrowing or financial facility in relation to the Business except for the overdraft facilities from its bankers specified in the Vendor's Disclosures

7     LICENCES

The Vendor has obtained all necessary licences and consents from any person, authority or body required by law for the proper carrying on of the Business and, is not in breach of any of the material terms and conditions of any such licences.

8     INSURANCE

8.1 All the Assets of an insurable nature are and have at all material times been insured, in amounts representing their full replacement or reinstatement value.

8.2 The Business and the Assets are and have at all material times been adequately covered against accident, damage, injury, third party loss, loss of profits and fire.

8.3 All insurances relating to the Business or the Assets are currently and will remain until Completion in full force and effect and nothing has been done or omitted to be done which would make any policy of insurance void or voidable.

9     CONTRACTS

9.1 Except for the Contracts, the Vendor is not aware of any other contracts or other engagements, which are material and necessary to the Business.

9.2 None of the Contracts is of an unusual, abnormal or onerous nature; of a long term nature; or was entered into in any way otherwise than in the ordinary and normal course of the Business or will not be capable of being fulfilled or performed by the Purchaser on time without undue or unusual expenditure of money or personell

9.3 The Vendor is not in default under any material term of any of the Contracts.

9.4 No offer, tender or the like relating to the Business of a material nature, has been made by the Vendor in the past 12 months in relation to the Business which remains outstanding and is capable of being converted into an obligation of the Business by an acceptance or other act of some other person, firm or corporation and which is still outstanding.

10    EMPLOYEES

10.1  There are no employees of the Business other than the Employees.

10.2 The age and length of service for the purpose of the Employment Rights Act 1996 of the Employees are as set out in Appendix 5 and that the terms of the employment of such employees are as confirmed by the Vendor to the Purchaser in writing.

10.3 None of the Employees will be given or has received notice terminating his employment or will be entitled to give notice as a result of the provisions of this Agreement

10.4  There are no pension entitlements for the Employees.

10.5 All of the Employees have been consulted about the sale and purchase of the Business and none of them has objected thereto.

                                   SCHEDULE 4
                             PURCHASER'S WARRANTIES

1  CORPORATE MATTERS

1.1 The information relating to the Purchaser contained in Schedule 2 is true and complete in all respects.

1.2 The whole of the issued and allotted share capital of the Purchaser is as stated in Schedule 2 and is beneficially owned by David Mantel and Jane Mantel and is free from any claims, charges or encumbrances.

1.3   The Purchaser does not have nor has ever had any subsidiary.

1.4 There are no agreements or arrangements in force, other than this Agreement, which grant to any person the right to call for the issue, allotment or transfer of any share or loan capital of the Purchaser.

1.5 The register of members and other statutory books of the Purchaser have been properly kept and contain an accurate, up to date and complete record of the matters with which they should deal and no notice or allegation, that any of them is incorrect or should be rectified has been received.

1.6 All returns, particulars, resolutions and documents required by any legislation to be filed with the Registrar of Companies in respect of the Purchaser have been filed and were correct.

1.7 The Purchaser has not at any time repaid or agreed to repay or redeemed or agreed to redeem any of its share capital or otherwise reduced or agreed to reduce its share capital.

1.8 The Purchaser has not at any time capitalised any profits or reserves or passed any resolution to do so.

1.9 The copy of the Memorandum and Articles of Association of the Purchaser, which has been annexed to the Purchaser's Disclosures is accurate and complete in all respects as at the date of this Agreement.

1.10 The Purchaser does not use on its letter-heads, circulars, advertisements, stationary or vehicles or otherwise carries on business under any name other than its corporate name.

2  ACCOUNTING MATTERS

2.1 The Accounts have been prepared in accordance with the historical cost convention and the bases and policies of accounting, adopted for the purpose of preparing the Accounts, are the same as those adopted in preparing the audited accounts of the Purchaser in respect of the three last preceding accounting periods.

2.2   The Accounts:

      2.2.1give a true and fair view of the assets, liabilities (including contingent, unquantified or disputed liabilities) and commitments of the Purchaser at the Relevant Date and its profit for the financial period ended on that date;

      2.2.1comply with the requirements of the Companies Acts and other relevant statutes;

      2.2.3comply with all current  FRS's or SSAP's  applicable  to a United
           Kingdom company;

      2.2.4are  not   affected   by  any   extraordinary,   exceptional   or
           non-recurring item;

      2.2.5properly reflect the financial position of the Purchaser as at the Relevant Date.

2.3 All the accounts, books, ledgers, financial and other records, of whatsoever kind, of the Purchaser are in its possession and give a true and fair view of its financial position.

3  FINANCIAL MATTERS

3.1 The Purchaser has not had any capital commitments outstanding at the Relevant Date and the Purchaser has, since then, not incurred or agreed to incur any capital expenditure or commitments or disposed of any capital assets.

3.2 Since the Relevant Date the Purchaser has not paid or declared any dividend or made any other payment which is, or is treated as, a distribution for the purposes of ICTA Part VI Chapter II.

3.3 The Purchaser has not since the Relevant Date repaid, or become liable to repay, any indebtedness in advance of its stated maturity.

3.4 There are no liabilities (including contingent liabilities) which are outstanding on the part of the Purchaser other than those liabilities disclosed in the Accounts or incurred, in the ordinary and proper course of trading, since the Relevant Date.

3.5 The amounts now due from debtors will be recoverable in full in the ordinary course of business, and in any event not later than twelve weeks from the date of this Agreement.

3.6 No part of the amounts included in the the Accounts as owing by any debtors remains unpaid or has been released on terms that any of such monies due from debtors remains unpaid or has been released on terms that any debtor pays less than the full book value of his debt.

3.7 There is not now outstanding in respect of the Purchaser any guarantee, or agreement for indemnity or for suretyship, given by, or for the accommodations of the Purchaser.

4  TRADING MATTERS

4.1 Since the Relevant Date the business of the Purchaser has been continued in the ordinary and normal course, and there has been no deterioration in its turnover, or its financial or trading position or prospects.

4.2 The Purchaser has not agreed to become a member of any joint venture, consortium, partnership or other incorporated association.

4.3 The Purchaser is not engaged in any litigation or arbitration proceedings, as Plaintiff or Defendant; there are no such proceedings pending or threatened, either by or against the Purchaser; and there are no circumstances which are likely to give rise to any litigation or arbitration.

4.4 There is no dispute with any revenue or other official department in the United Kingdom or elsewhere, in relation to the affairs of the Purchaser, and there are no facts which may give rise to any such dispute.

4.5 There are no claims pending or threatened, or capable of arising, against the Purchaser, by an employee or workman or third party, in respect of any accident or injury, which is not fully covered by insurance.

4.6 The Purchaser has conducted and is conducting its business in all respects in accordance with all applicable laws and regulations, whether of the United Kingdom or elsewhere.

4.7 No power of attorney ever given by the Purchaser is currently in force.

4.8 There are no outstanding authorities (express or implied) by which any person other than the Directors may enter into any contract or commitment to do anything on behalf of the Purchaser.

4.9 The Purchaser's Disclosures contains accurate particulars of all subsisting contracts with the Warrantors or any related party.

4.10 The Purchaser has not manufactured sold or supplied products which are, or were, or will become, in any material respect faulty or defective, or which do not comply in any material respect with any warranties or representations, expressly or impliedly made by it, or with all applicable regulations, standards and requirements in respect thereof.

4.11 The Purchaser is not subject to any liability or obligation (save as may be implied by Law) to service, repair, maintain, take back or otherwise do or not do anything in respect of any goods that have been, or are hereafter delivered by it.

4.12 The Purchaser has never been engaged in any trade or business other than the current business.

4.13 The Purchaser is not party to, nor has its profits or financial position during the 3 years prior to the date hereof been affected by, any contract or arrangement which is not of an entirely arm's length nature.

4.14 The Purchaser has effected all registrations and obtained all governmental and other licences, permits and other authorizations necessary for the conduct of its business in the manner and at the premises in which such business is being conducted at the date hereof and all such registrations, licences, permits and authorizations are in full force and effect and no revocation thereof is contemplated.

4.15 The Purchaser has not been concerned in any agreement, arrangement or practice which infringes or which is or should have been registered or notified under the Restrictive Trade Practices Act 1976, the Fair Trading Act 1973, or Article 85 or Article 86 of the Treaty of Rome or any other anti-trust legislation.

5  PROPERTY MATTERS

5.1 The Purchaser has duly and punctually performed and observed all covenants, conditions, agreements, statutory requirements, planning consents, bye-laws, orders and regulations affecting the Properties, and no notice of any breach of any such matter has been received.

5.2 The use of each of the Properties is the permitted use for the purposes of the Town & Country Planning Acts 1990.

5.3 There are no compulsory purchase notices, orders or resolutions affecting any of the Properties.

6  EMPLOYMENT MATTERS

6.1 Full particulars of the identities, dates of birth, remuneration, job title dates of commencement of employment or appointment to office, and terms and conditions of employment of all the employees and officers of the Purchaser including without limitation profit sharing, commission or discretionary bonus arrangements, are fully and accurately set out in the Purchaser's Disclosures.

6.2 Since the Relevant Date or (where employment or holding of office commenced after that date) since the commencing date of such employment or holding of office, no change has been made in the rate of remuneration, or the emoluments or pension benefits of any officer, ex-officer or senior executive being a person in receipt of total remuneration in excess of (pound)15,000 per annum.

6.3 The Purchaser is not bound or accustomed to pay any monies other than in respect of remuneration, or emoluments of employment, or pension benefits, to, or for the benefit of, any officer or employee of the Purchaser.

6.4 The Purchaser is not under any legal or moral liability or obligation, or a party to any ex-gratia arrangement or promise, to pay pensions, gratuities, superannuation allowances or the like, or otherwise to provide "relevant benefits" within the meaning of ICTA s.612, to or for any of its past or present officers or employees or death benefit, or similar schemes or arrangements in relation to, or binding on, the Purchaser or to which the Purchaser contributes.

7  ASSET MATTERS

7.1 The Purchaser owned at the Relevant Date and had good and marketable title to, all the assets included in the the Accounts, and (except for current assets subsequently sold or realised in the ordinary course of business) still owns and has good and marketable title to them and to all assets acquired since the Relevant Date.

7.2 The stock of raw materials, packaging materials and finished goods now held are not excessive and are adequate in relation to the current trading requirements of the business of the Purchaser and none of such stock is obsolete, slow moving, unusable, unmarketable or inappropriate or of limited value in relation to the current business of any Purchaser, and no contracts are outstanding which are likely to result in the foregoing not being true.

7.3 The stock in trade of the Purchaser is in good condition and is capable of being sold by the Purchaser, in the ordinary course of its business, in accordance with its current price list, without rebate or allowance to a Purchaser.

7.4 The list of plant, machinery, vehicles, equipment and other tangible assets annexed to the Purchaser's Disclosures comprises all such items used in connection with the business of the Purchaser and:

      7.4.1are in a good and safe state of repair and condition and satisfactory working order and have been regularly and properly maintained;

      7.4.2are the absolute property of the Purchaser, save for those items the subject of the hire purchase, leasing or rental agreements listed in the Purchaser's Disclosures, or in respect of which the outstanding payments do not exceed (pound)1000;

      7.4.3are not expected to require replacements or additions at a cost in excess of (pound)3000 within 6 months from the date of this agreement.

      7.4.4are all capable, and (subject to normal wear and tear) will remain capable, throughout the restrictive periods of time during which they are each written down to a nil value in the The Accounts (in accordance with the normal recognised accounting principles consistently applied prior to the date of this Agreement), of doing the work for which they were designed or purchased.

7.5 All the stock in trade of the Purchaser, and those of its other assets and undertakings which are of an insurable nature, are, and have at all material times been, insured in amounts representing their full replacement or reinstatement value against fire and other risks normally insured against by persons carrying on the same business as that carried on by the Purchaser.

7.6 The Purchaser is now, and has at all material times been, adequately covered against accident, damage, injury, third party loss (including product liability) loss of profits and other risks normally insured against by persons carrying on the same business as that carried on by the Purchaser.

7.7 All insurances are currently in full force and effect, and nothing has been done or omitted to be done which could make any policy of insurance void or voidable, or which is likely to result in an increase in premium.

8  DISCLOSURE

8.1 There has been annexed to the Purchaser's Disclosures full particulars of every contract to which the Purchaser is a party falling within any of the following descriptions and which is outstanding in any respect at the date hereof, namely:-

      (a) contracts entered into in the ordinary course of business, which are long-term contracts (other than usual contracts for the supply of electricity, gas, water and telephone);

      (b)  contracts   which  are  unusual  or  onerous  or  which   involve
           obligations of an exceptional nature or magnitude;

      (c) contracts entered into otherwise than in the ordinary course of business;

      (d) contracts for the lease or hire or hire purchase or credit sale of goods;

      (e) service contracts which require more than three months' notice for their termination; and

      (f)  contracts appointing agents or granting a power of attorney and that in relation to each of the contracts referred to above the Purchaser is not in breach of its obligations and no claim to that effect has been made by any other party to such contract.

8.2 There has been included in or annexed to the Purchaser's Disclosures full details of:-

      (a)  every scheme or  arrangement  for the  provision of guarantees in
           relation  to  the   Purchaser's   services  or  products  or  the
           application thereof;

      (b) every patent, registered design, secret process, trade mark or copyright owned by either the Purchaser, David Mantel or Jane Mantel or their nominees or in which any of them is interested or which is used by the Purchaser in connection with its business, including every licence or agreement in respect thereof;

      (c)  every  scheme or  arrangement  to which the  Purchaser is a party
           providing  for  pension,   death  or  sickness  benefit  for  any
           officer or employee;

      (d) every pension or superannuation or like payment (whether gratuitous or otherwise) which the Purchaser is currently making to an employee or ex-employee or their dependants not being a payment under the Scheme;

      (e) every contract or arrangement with any trade union or staff association and every arrangement with employees generally in relation to their terms of service, pensions, gratuitous payments for redundancy or otherwise and similar matters;

      (f) all material facts in relation to taxation returns of the Purchaser for the six years preceding the date of this Agreement including full details of any outstanding disputes with the Inland Revenue;

      (g)  all insurances effected by the Purchaser.

9  ENVIRONMENTAL ISSUES

9.1 For the purposes of this paragraph 9 the "Environmental Laws" means all laws (statutory or otherwise) in force as at the date of this Agreement relating to pollution or protection of the environment, including (but not limited to) laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or toxic or hazardous substances or materials into the environment (land, water or air) or to health and safety at work or otherwise relating to manufacture, processing, distribution, use, treatment, disposal, deposit, storage, transport or handling.

9.2   As far as the Warrantors are aware:-

      (a) in relation to the Properties there have not been any breaches of any Environmental Laws; and

      (b) there have not been any breaches of Environmental Laws which have been committed by the Purchaser during the course of the operation of its business.

9.3 Neither the Purchaser nor the Warrantors have received any notice or written intimation of any complaint, claim or legal action in respect of any breach of Environmental Laws from any person whatsoever.

9.4 There are no outstanding actions, claims or proceedings (whether actual or pending) in relation to any breach of Environmental Laws.

10  INTELLECTUAL PROPERTY

10.1 All Intellectual Property Rights used or required by the Purchaser in connection with the Business are in full force and effect and are vested in and beneficially owned by it.

10.2 The Purchaser is the sole beneficial owner of the Intellectual Property Rights listed in the Purchaser's Disclosures and (where registration is possible) the Purchaser has been and is registered as proprietor and each of those rights is valid and enforceable, and none of them is being used, claimed, opposed or attacked by any other party.

10.3 No right or licence has been granted to any person by the Purchaser to use in any manner or to do anything which would or might otherwise infringe any of the Intellectual Property Rights referred to above; and no act has been done by or omission permitted by the Purchaser whereby they or any of them have ceased or might cease to be valid and enforceable.

10.4 The business carried on by the Purchaser (and the business(es) of any licensee under any licence granted by the Purchaser) as now carried on does not and is not likely to infringe any Intellectual Property Rights of any other person (or would not do so if the same were valid) or give rise to a liability to pay compensation pursuant to sections 40 and 41 of the Patents Act 1978 and all licences to the Purchaser in respect of any such right are in full force and effect.

10.5 The Purchaser has not (otherwise than in the ordinary and normal course of business) disclosed or permitted to be disclosed or undertaken or arranged to disclose to any person other than the Purchaser any of its know-how, trade secrets, confidential information, price lists or lists of customers or suppliers.

10.6 The Purchaser is not subject to any secrecy agreement or agreement which may restrict the use or disclosure of information.

                                   SCHEDULE 5
                                    TAX DEED

T H I S  D E E D  dated                                                   20010
----------------

B E T W E E N:-
-------------

(1) DAVID MANTEL and JANE MANTEL both of 14 Southern Road, Sale, Cheshire M33 6HQ (Athe Covenantors"); and

(2) THE GRAPHIC PALETTE COMPANY (MANCHESTER) LIMITED (Registered in England number 2695597) whose registered office is situated at 1st Floor Didsbury House, 748 Wilmslow Road, Didsbury, Manchester M20 2DW ("the Covenantee").

RECITAL

This Deed is entered into pursuant to a Sale and Purchase Agreement of even date herewith made between the Covenantee (1) the Company (as hereinafter defined)
(2) The Covenantors (3) and Morbria Limited (4) ("the Agreement") and words and expressions defined in the Agreement shall have the same meaning herein unless defined to the contrary herein.

OPERATIVE PROVISIONS

1.  DEFINITIONS
In this Deed the following words and expressions shall have the following meanings unless they are inconsistent with the context:-

"Relief" means any relief, loss, allowance, exemption, set off, right of repayment or deduction in computing or against profits, income or gains of any description or from any source or credit against Taxation

"Taxation"       means all forms of taxation, duties, imposts and levies
                 whatsoever and whenever imposed and whether of the United
                 Kingdom or elsewhere, and without prejudice to the generality of the expression includes:-

                 (a) any charge, tax, duty or levy upon income, profits, chargeable gains or development value, land any interest in land or in any other property, or documents or supplies or other transactions;

                 (b) income tax, corporation tax, capital gains tax, inheritance tax, value added tax, stamp duty, stamp duty reserve tax, capital duty, value added tax, customs and other import duties, national insurance contributions, general rates, water rates or other local rates;

                 (c) any liability for sums equivalent to any such charge, tax, duty, levy or rates or for any related penalty, fine or interest except as attributable to the unreasonable delay or default of the Company or the Covenantee after the date of this Deed.

"the Company"    means Cornbrook Precision Colour Limited registered
                 number 3309140, whose registered office is at 14 Southern Road, Sale, Cheshire M33 6HQ.

2  COVENANT

2.1 Subject as provided below, the Covenantors jointly and severally covenant with the Covenantee to pay to the Covenantee or at the direction of the Covenantee to Morbria Limited instead, an amount equal to:-

      2.1.1any liability of the Company to make an actual payment of Taxation
           (whether or not the Company is primarily so liable and whether or not the Company has any right of recovery against any other person) which arises wholly or partly in respect of, or in consequence of, any acts, omissions or transactions occurring or entered into on, or before, the date of this deed or which results from, or is calculated by reference to, any income, profits or gains earned, received or accrued, on or before that date; and

      2.1.2any resultant costs.

3  EXCLUSIONS

The payment in clause 2 shall not apply to any liability to Taxation or claim for Taxation:-

      3.1 To the extent that an appropriate provision or reserve was made in the Accounts or was specifically referred to in the notes to the Accounts

      3.2 For which the Company is or may become liable wholly or primarily as a result of transactions in the normal course of its business after the relevant Date

      3.3 To the extent that the liability or claim arises as a result only of the appropriate provision or reserve in the Accounts being insufficient by reason of any increase in rates of Taxation or variation in the method of applying or calculating the rate of Taxation announced or made after the date of this Deed

      3.4 Which would not have arisen but for a voluntary act or transaction carried out by the Purchaser or the Company after the date of this Deed otherwise in the normal course of business

      3.5 To the extent that such liability is fully and fairly disclosed in the Purchaser's Disclosures (as defined in the Agreement)

      3.6 To the extent the loss occasioned thereby has been recovered pursuant to any Warranty Claim (as defined in the Agreement) made by the Covenantee against the Covenantors

      3.7 To the extent the liability arises in consequences of an event which has occurred since the Relevant Date in the ordinary course of the Business which the Covenantee or the Company was or ought reasonably to have been aware could give rise to a claim for Taxation

      3.8 To the extent that such Taxation results from a change in accounting policy or practice of the Covenantee or the Company introduced after the date of this Deed

      3.9 To the extent that such Taxation results from the cessation of any trade of the Company after the date of this Deed

      3.10 To the extent that it raises or is increased as a result of the imposition of Taxation or as a consequence of any retrospective change in the law or practice made after the date of this Deed

      3.11 To the extent that the liability to Taxation to which it relates has been discharged or the Company has been otherwise compensated for it at no cost to the Company

      3.12 To the extent that it comprises tax payable by the Covenantee or any Company under the Agreement or this Deed or in any document executed pursuant to the terms of the Agreement or this Deed or for the purposes of giving effect to them

      3.13 To the extent that the liability to Taxation to which the claim relates is a liability in respect of Value Added Tax relating to supplies made by the Company in respect of which Value Added Tax has been property charged and the tax invoice issued but which Value Added Tax is not yet due and payable to Customs & Excise

4.  GENERAL

4.1 This Deed shall be binding on the Covenantors and their respective personal representatives.

4.2 The provisions of the Agreement relating to communications shall apply to any communication to be given under, or in connection with, this Deed.

4.3 The Covenantee shall use reasonable endeavours to procure that the Company performs its obligations under this Deed.

4.4 This Deed shall not be assignable by the Covenantee other than to a subsidiary or holding Company of the Covenantee (as defined in s.736 Companies Act 1985)

SIGNED AS A DEED AND DELIVERED        )
------------------------------        )
by the said DAVID MANTEL in the       )
            ------------              )
presence of:-                         )







SIGNED AS A DEED AND DELIVERED        )
------------------------------        )
by the said JANE MANTEL in the        )
            -----------               )
presence of:-                         )







SIGNED AS A DEED AND DELIVERED  by THE           )
------------------------------     ---           )
GRAPHIC PALETTE COMPANY (MANCHESTER)             )
------------------------------------             )
LIMITED acting by its duly appointed Attorney    )
-------                                          )
RICHARD IAN SALEH in the presence of:-           )
-----------------                                )

                                   Appendix 1
                                  The Contracts

As attached to the Vendor's Disclosures


                                   Appendix 2
                            Register of Fixed Assets

As attached to the Vendor's Disclosures


                                   Appendix 3
                              Intellectual Property

As attached to the Vendor's Disclosures


                                   Appendix 4
                               Insurance Policies

As attached to the Vendor's Disclosures


                                   Appendix 5
                                    Employees

Name               Job                        Start date  Salary
----               ---                        ----------  ------
Steve Jones        Production Manager         06 07 1998(pound)30,000 + car
Gary Hardwick      Retouching/Mac Operator    24 03 1997(pound)14,000 + overtime
Anthony Bradshaw   Mac Operator               16 03 1997(pound)14,000 + overtime
Ross Jordan        Mac Operator               16 06 1997(pound)15,000 + overtime
Simon Barton       Scan Operator/Mac Operator 11 07 1996(pound)16,000 + overtime
Robert Hayden      Mac Operator               19 10 1998(pound)15,500 + overtime
Russ Helliwell     Mac Operator               02 11 1998(pound)9,000 + overtime

                                   Appendix 6
                         Apportionment of Consideration

SIGNED AS A DEED AND DELIVERED  by THE                 )
------------------------------     ---                 )
GRAPHIC PALETTE COMPANY (MANCHESTER)                   )
------------------------------------                   )
LIMITED acting by its duly appointed Attorney          )
-------                                                )
RICHARD IAN SALEH in the presence of:-                 )
-----------------






SIGNED AS A DEED AND DELIVERED  by                     )
------------------------------                         )
CORNBROOK PRECISION COLOUR  LIMITED                    )
-----------------------------------                    )
acting by its Director and Secretary or two Directors  )


Director

Director/Secretary

SIGNED AS A DEED AND DELIVERED                         )
------------------------------                         )
by the said DAVID MANTEL in the presence of:-          )
            ------------                               )







SIGNED AS A DEED AND DELIVERED                         )
------------------------------                         )
by the said JANE MANTEL in the presence of:-           )
            -----------                                )






SIGNED AS A DEED AND DELIVERED by                      )
------------------------------                         )
MORBRIA LIMITED acting by its duly appointed           )
--------------                                         )
Attorney RICHARD IAN SALEH in the presence of:-        )